(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: DECEMBER 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KYOCERA CORPORATION – KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN
Full Name of Registrant

Former Name if Applicable

6 TAKEDA TOBADONO-CHO
Address of Principal Executive Office (Street and Number)

FUSHIMI-KU, KYOTO, JAPAN 612-8501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEE ATTACHED SHEET

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

WILLIAM J. EDWARDS	858	576-2698
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KYOCERA CORPORATION – KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	6/28/05	By	/s/ William J. Edwards
WILLIAM J. EDWARDS, TREASURER KYOCERA INTERNATIONAL INC.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

PART III — NARRATIVE

The record keeper for the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”), Mitchell Benefit Services, Inc., is late in the completion of the various reconciliation reports. This is primarily due to transferring monies to different investment choices as two of the funds had organizational changes that did not meet our investment standards. Subsequent to the Plan year-end, the company added and changed several investment choices which required the implementation support of the record keeper. As a result, the Plan’s independent accountants, Mayer Hoffman McCann P.C., do not have the information necessary to complete their audit of the Plan on or before June 30, 2005, the date by which the subject report on Form 11-K must be filed by the Plan for the plan year ending December 31, 2004.

PART IV — OTHER INFORMATION

Kyocera Corporation is the parent company of Kyocera International, Inc. The Kyocera Retirement Savings and Stock Bonus Plan was created for the employees of Kyocera International, Inc. and its wholly-owned subsidiaries in North America. One of the investment choices for the employees is the American Depository Receipts of Kyocera Corporation.

Mayer Hoffman McCann P.C.

An Independent CPA Firm

10616 Scripps Summit Court

San Diego, California 92131

858-795-2000 ph

858-795-2001 fx

www.mhm-pc.com

June 28, 2005

Mr. William Edwards

Kyocera International, Inc.

8611 Balboa Avenue

San Diego, CA 92123

Dear Mr. Edwards:

You have furnished us with a copy of your “Notification of Late Filing” on Form 12b-25 dated June 28, 2005.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of The Kyocera Retirement Savings and Stock Bonus Plan on or before the date the Form 11-K of the Kyocera Corporation is required to be filed.

Very truly yours,

/s/ Mayer Hoffman McCann P.C.